EXHIBIT 12

M.D.C. HOLDINGS, INC.
RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended		Three Months to
	September 30,		September 30,		Year Ended December 31,
	2004	2003	2004	2003	2003	2002	2001	2000	1999
Earnings	$432,326	$268,474	$180,542	$115,894	$389,940	$301,072	$286,228	$232,034	$183,508

Fixed Charges	$30,563	$35,512	$10,904	$8,007	$43,977	$27,453	$28,782	$30,844	$26,129
Earnings to Fixed Charges	14.15	7.56	16.56	14.47	8.87	10.97	9.94	7.52	7.02

Earnings:
Pretax Earnings from Continuing Operations	404,974	238,133	170,869	107,362	348,223	274,044	255,387	203,201	148,453
Add:
Fixed Charges	30,563	26,524	10,904	8,007	43,977	27,453	28,782	30,844	26,129
Less capitalized interest	(23,481)	(14,415)	(8,406)	(6,099)	(26,779)	(21,116)	(22,498)	(24,367)	(21,261)
Add amortization of previously capitalized interest	20,270	18,232	7,175	6,624	24,519	20,691	24,557	22,356	30,187

Total Earnings	432,326	268,474	180,542	115,894	389,940	301,072	286,228	232,034	183,508

Fixed Charges:
Homebuilding and corporate interest expense	0	0	0	0	0	0	0	0	0
Mortgage lending interest expense	1,324	1,557	521	576	1,967	1,822	2,666	3,115	1,906
Interest component of rent expense	3,839	2,610	1,517	882	3,897	2,812	2,253	2,177	1,615
Amortization and expensing of debt expenses (1)	1,919	10,831	460	450	11,334	1,703	1,365	1,185	1,347
Capitalized interest	23,481	20,514	8,406	6,099	26,779	21,116	22,498	24,367	21,261

Total Fixed Charges	30,563	35,512	10,904	8,007	43,977	27,453	28,782	30,844	26,129

(1)	Quarter Ended June 30, 2003 includes $9,315,000 of expenses related to debt redemption.